December 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Tamika N. Sheppard

Re:	Acrivon Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-275854

Acceleration Request
Requested Date: December 15, 2023
Requested Time: 4:30 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Acrivon Therapeutics, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-275854 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 P.M., Eastern Time, on December 15, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Asher Rubin of Sidley Austin LLP at (410) 559-2881 or arubin@sidley.com.

Very truly yours,

/s/ Peter Blume-Jensen
Peter Blume-Jensen
President and Chief Executive Officer
Acrivon Therapeutics, Inc.

cc:	Mary-Alice Miller, General Counsel and Corporate Secretary

Asher Rubin, Sidley Austin LLP

Istvan Hajdu, Sidley Austin LLP